NO ACT

PE
9-5-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12027923

Received SEC

SEP 17 2012

Washington, DC 20549

September 17, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 9-17-12

Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Re: Walgreen Co.

Dear Mr. Dye:

This is in regard to your letter dated September 5, 2012 concerning the shareholder proposal submitted by James McRitchie for inclusion in Walgreen's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Walgreen therefore withdraws its August 30, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

September 5, 2012

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Walgreen Co. (Commission File No. 001-00604) - Shareholder Proposal Submitted by James McRitchie

Ladies and Gentlemen:

We previously submitted to the staff a letter, dated August 30, 2012, requesting the staff's concurrence that the shareholder proposal referenced above, relating to an executive equity retention policy, may be excluded from the Company's proxy materials for its January 2013 annual meeting of shareholders.

On September 4, 2012, John Chevedden (the proponent's representative) informed the Company and the staff of the proponent's withdrawal of the proposal. (Attached as Exhibit A is a copy of the correspondence from the proponent's representative confirming that the proposal has been withdrawn.) Accordingly, the Company also hereby withdraws its request for a no-action letter from the staff relating to the proposal.

A copy of this letter also is being provided simultaneously to the proponent and his representative.

If you have any questions or require additional information, please do not hesitate to contact me at (202) 637-5737.

Sincerely,

Alan L. Dye

cc: John Chevedden
James McRitchie
Mark L. Dosier (Walgreen Co.)

Enclosure

\\DC - 000000/000001 - 3488543 v1

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

September 4, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Walgreen Co. (WAG)
Executives To Retain Significant Stock
James McRitchie

Ladies and Gentlemen:

This responds to the August 30, 2012 company request regarding this rule 14a-8 proposal.

This proposal is now withdrawn. The company did not ask the proponent whether he would withdraw the proposal.

Sincerely,

John Chevedden

cc:
James McRitchie

Thomas J. Sabatino <Thomas.Sabatino@walgreens.com>

[redacted]

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(b)
Rule 14a-8(f)(1)
Rule 14a-8(i)(3)

August 30, 2012

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Walgreen Co. (Commission File No. 001-00604) - Shareholder Proposal Submitted by James McRitchie

Ladies and Gentlemen:

On behalf of Walgreen Co. ("Walgreens" or the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its January 2013 annual meeting of shareholders (the "2013 proxy materials") a shareholder proposal and statement in support thereof (the "Proposal") submitted by Mr. James McRitchie (the "Proponent"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2013 proxy materials for the reasons discussed below.

In his cover correspondence accompanying the Proposal, the Proponent designates John Chevedden as his proxy and representative for purposes of the Proposal and instructs the Company to direct all communications regarding the Proposal to the Proponent's representative.

A copy of the Proposal and related correspondence with the Proponent is attached hereto as *Exhibit A*.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB No. 14D"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to Mr. Chevedden. Rule

14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send to the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

The Company currently intends to file its definitive 2013 proxy materials with the Commission on or about November 19, 2012.

THE PROPOSAL

The Proposal requests that Walgreens' shareholders approve the following resolution:

"RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executive officers retain a significant percentage of stock acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that a percentage of at least 33% of net after-tax stock be required. This policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible."

BASIS FOR EXCLUSION

We believe that the Proposal may be excluded from the Company's 2013 proxy materials under Rules 14a-8(b) and 14a-8(f)(1) because the Proponent failed to demonstrate eligibility to submit a proposal. We also believe that the Proposal may be excluded under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite and therefore violates Rule 14a-9.

Rules 14a-8(b) and 14a-8(f)(1) – The Proponent Failed to Demonstrate Eligibility to Submit a Proposal

Rule 14a-8(f)(1) provides that a shareholder proposal may be excluded from a company's proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rule 14a-8(a) through (d) after the company provides timely notice of the deficiency and the shareholder fails to correct the deficiency. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal."

Under Rule 14a-8(b), and as explained in *Staff Legal Bulletin No. 14* (Jul. 13, 2001) ("SLB No. 14"), when a proponent is not the registered holder, the proponent "is responsible for proving his or her eligibility to submit a proposal to the company," which the proponent may do in either of two ways set forth in Rule 14a-8(b)(2). First, the proponent may submit a written statement from the record holder verifying that the proponent has owned the required number or value of company securities for the required time period. Alternatively, if the proponent has filed a Schedule 13D or Schedule 13G or a Form 3, Form 4 or Form 5 reflecting ownership of the required number or value of securities for the required time period, the proponent may submit a copy of the filed schedule or report along with a written statement that he or she owned the required number or value of securities continuously for the required time period. In either case, the proponent must also provide to the company "a written statement that [the proponent] intend[s] to continue to hold the securities through the date of the meeting of shareholders." If the proponent fails to provide proof of ownership in accordance with Rule 14a-8(b), the company may omit the proposal.

The Company received the Proposal on July 20, 2012. The Proponent's submission did not include any documentary evidence of his ownership of Company shares. In the Proponent's cover letter accompanying the Proposal, the Proponent instructed that all future communications regarding the Proposal be directed to the Proponent's representative (John Chevedden) via e-mail.

The Company reviewed its stock records and confirmed that the Proponent is not a record owner of Company shares. Accordingly, within the required 14-day period under Rule 14a-8(f)(1), the Company notified the Proponent and the Proponent's representative (the "Deficiency Notice") of the eligibility requirements of Rule 14a-8(b). The Company transmitted the Deficiency Notice to the Proponent's representative on July 27, 2012 by e-mail to the address provided by the Proponent, and also via Federal Express for delivery to the Proponent on July 30, 2012. In addition to e-mail delivery on July 27, 2012, the Company also delivered a redundant copy of the Deficiency Notice to the Proponent's representative via messenger on August 3, 2012.

The Deficiency Notice provided detailed information regarding Rule 14a-8's "record" holder requirements, as clarified by *Staff Legal Bulletin No. 14F* (Oct. 18, 2011) ("SLB No. 14F"), and attached a copy of Rule 14a-8 and SLB No. 14F. Specifically, the Deficiency Notice:

- stated that, according to the Company's stock records, the Proponent was not a record owner of shares of the Company's stock and that sufficient proof of ownership had not been received by the Company;

- described the type of statements and documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b); and

- explained that any response had to be received by the Company no later than 14 calendar days from the date the Proponent's representative received the Deficiency Notice.

A copy of the Deficiency Notice is attached hereto as part of *Exhibit A*.

As of the date of this letter, more than 14 calendar days have elapsed since delivery of the Deficiency Notice to the Proponent's representative and the Proponent. The Company has received no further information from the Proponent or his representative. Accordingly, the Proponent has not provided the Company with any written support to demonstrate that, at the time of his delivery of the Submission to the Company, he had continuously held for at least one year at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the Company's 2013 annual meeting of shareholders.

It is clear from both Rule 14a-8(f) and numerous staff no-action letters that a shareholder proposal is excludable where the proponent fails to provide satisfactory evidence of eligibility within 14 days of receiving a deficiency notice that complies with the requirements of the rule. The proposal is excludable whether the proponent provides evidence of eligibility after the 14-day deadline (*see, e.g., The Cheesecake Factory Inc.* (Mar. 27, 2012); *Pitney Bowes Inc.* (Jan. 13, 2012); *Yahoo! Inc.* (Mar. 24, 2011); *Cisco Systems, Inc.* (Jul. 11, 2011); *I.D. Systems, Inc.* (Mar. 30, 2011); *Amazon.com, Inc.* (Mar. 29, *2011); Alcoa Inc.* (Feb. 18, 2009)) or, as here, fails to deliver any evidence of eligibility at all (*see, e.g., Amazon.com, Inc.* (Mar. 29, 2011)).

Rule 14a-8(i)(3) – The Proposal is Materially False and Misleading in Violation of Rule 14a-9

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits the making of false or misleading statements in proxy materials. The staff has indicated that a proposal is misleading, and therefore excludible under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Staff Legal Bulletin No. 14B* (Sep. 15, 2004).

A. The Proposal Fails to Define Certain Key Terms

The staff has consistently deemed proposals relating to executive compensation to be excludable under Rule 14a-8(i)(3) where certain core aspects of the proposal are ambiguous, resulting in the proposal being so vague or indefinite as to render it inherently misleading. The staff has, for example, allowed exclusion of a proposal that fails to define key terms or otherwise make clear how the proposal would be implemented. *See The Boeing Company* (Mar. 2, 2011) (permitting exclusion of a proposal requesting, in part, that senior executives relinquish "executive pay rights" where the staff found that the proposal did not sufficiently define the meaning of that phrase, rendering the proposal vague and indefinite); *General Electric Co.* (Jan. 21, 2011) (permitting exclusion of a proposal requesting the compensation committee to make certain changes to executive compensation including changing performance measurement periods and criteria for incentive-based compensation); *Verizon Communications Inc.* (Feb. 21, 2008) (permitting exclusion of a proposal requesting that the board of directors adopt a new executive compensation policy, where the staff found that the proposal failed to define critical terms); and *General Electric Co.* (Jan. 23, 2003) (permitting exclusion of a proposal seeking an individual cap on salaries and benefits of one million dollars for failing to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured).

The staff has also regularly allowed exclusion under Rule 14a-8(i)(3) where the meaning and application of key terms or standards used or referred to in the proposal "may be subject to differing interpretations." *See, e.g., Allstate Corp.* (Jan. 18, 2011) (allowing exclusion of a proposal where the term "executive pay rights" was not sufficiently explained); *Energy East Corporation* (Feb. 12, 2007) (allowing exclusion of a proposal relating to executive compensation where key terms such as "benefits" and "peer group" were not defined); *Wendy's International Inc.* (Feb. 24, 2006) (allowing exclusion of a proposal where the term "accelerating development" was unclear); *Peoples Energy Corporation* (Nov. 23, 2004) (permitting exclusion of a proposal where the term "reckless neglect" was unclear); *Exxon Corporation* (Jan. 29, 1992) (permitting exclusion of a proposal regarding board member criteria because certain terms were subject to differing interpretations); and *Fuqua Industries, Inc.* (Mar. 12, 1991) (permitting exclusion where the "meaning and application of terms and conditions ... in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In issuing its no-action letter in *Fuqua Industries*, the staff stated that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

Similar to these examples, the Proposal is vague and indefinite due to its failure to define certain key terms. The Proposal asks the executive pay committee to adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until reaching normal retirement age, with a recommendation of a share retention percentage of at least 33% of net after-tax stock. As discussed below, the Proposal fails to define "33% of net after-tax stock" or "equity pay programs," which are terms that are necessary in order to understand the Proposal and to determine how it would be implemented

"33% of net after-tax stock." Neither the Proposal nor its supporting statement explains what "33% of net after-tax stock" means or how it should be calculated. If, for example, two different senior executives are each entitled to receive 1,000 shares upon the vesting of a restricted stock unit award, and one executive pays the required taxes in cash while the other elects to pay the taxes through share withholding, it is unclear whether a different number of shares would be subject to the policy for each executive. Assuming a 30% tax rate, the executive that had shares withheld to satisfy taxes would receive 700 shares, of which 231 shares would be subject to the Proposal's share retention policy (i.e., 33% of 700 shares). On the other hand, the executive who paid the applicable taxes in cash would continue to hold 1,000 "after-tax" shares. For this executive, it is unclear whether 330 shares (i.e., 33% of 1,000 shares) would be subject to retention policy or, instead, only 231 shares would be subject to the policy.

Covered Awards. In addition, the Proposal fails to specify the timing of implementation and thus what shareholdings would be covered by the policy. For instance, the policy may be read to apply to those individuals who are senior executives at the time the policy is adopted and only to the shares they acquire thereafter as senior executives. However, the policy also could be read to cover all of the shares acquired by a senior executive through his or her career at the Company and that continue to be held by that senior executive at the time the policy is adopted. These alternative interpretations would make a significant difference in the scope of the policy, meaning that shareholders evaluating the Proposal would not be able to determine with any reasonable certainty exactly what the Proposal seeks.

"Normal retirement age." The Proposal would require senior executives to hold a portion of their equity awards not through retirement, but until attaining "normal retirement age." Neither the Proposal nor its supporting statement explains what "normal retirement age" means or how it would be determined. This term, which is essential in order for shareholders to understand the Proposal and for the Company to determine how to implement the plan set forth in the Proposal (if approved), is subject to numerous reasonable interpretations. For example:

- the Social Security Administration calculates "normal retirement age" based upon year of birth in a range between age 65 and 67;
- Internal Revenue Code §411 and IRS rules thereunder define "normal retirement age" for minimum vesting purposes under qualified governmental pension plans as 62 or older (but not lower than 55 generally);
- "normal retirement age" often is determined based upon the attainment of a certain number of years of service, a specified age, or a combination of both; and
- Normal retirement age often is established by the terms of a particular plan, and in the case of the Proposal, could be determined for purposes of a stock retention policy without regard for the definition of normal retirement age for purposes of IRS rules and Social Security Administration requirements (normal retirement age under the Company's Select Senior Executive Retiree Medical Expense Plan is age 72).

The term "normal retirement age" could be reasonably interpreted to mean any one of the alternatives listed above. Similar shareholder proposals have recognized the ambiguity of the term and have therefore defined it. *See, e.g., Limited Brands, Inc.* (Mar. 26, 2012); *Staples, Inc.* (Mar. 1, 2012); *Abbott Laboratories* (Feb. 9, 2012).

"Equity pay programs." The Proposal requests the adoption of a retention policy applicable to "stock acquired through equity pay programs." Neither the Proposal nor its supporting statement makes clear whether the policy should apply to all equity plans or only those equity plans that are designed for or limited to executives. The Company maintains several equity plans, some of which are limited to senior executives and others of which are available to all employees. As a result, the Company would not know, in implementing the requested policy (if adopted), whether a decision by the Company to exclude from the policy shares acquired under a plan applicable to all employees would be consistent with the action envisioned by shareholders voting on the Proposal. *See Prudential Financial, Inc.* (Feb. 16, 2007) (proposal

may be excluded as vague and indefinite where, among other things, no guidance was provided as to the definition of a "senior management incentive program").

B. Portions of the Supporting Statement are Irrelevant to Executive Stock Retention

The staff also has permitted exclusion under Rule 14a-8(i)(3) of proposals or supporting statements where the supporting statement is irrelevant to the action sought by the proposal. In *Energy East Corporation* (Feb. 12, 2007), for example, the staff permitted exclusion of a proposal where the focus of the proposal was executive compensation while the supporting statement addressed issues including director independence and plurality voting standards. *See also Bob Evans Farms, Inc.* (Jun. 26, 2006) (permitting exclusion of supporting statement where it "fail[ed] to discuss the merits" of the proposal and did not aid stockholders in deciding how to cast their votes); *Burlington Northern Santa Fe Corp.* (Jan. 31, 2001) (permitting exclusion of supporting statement involving racial and environmental policies as irrelevant to a proposal seeking stockholder approval of poison pills); and *Boise Cascade Corp.* (Jan. 23, 2001) (permitting exclusion of supporting statements regarding the director election process, environmental and social issues and other topics unrelated to a proposal calling for the separation of the CEO and chairman).

Like the examples referenced above, the supporting statement contains references to matters that are entirely unrelated to the subject matter of the Proposal. The penultimate paragraph of the supporting statement reads: "A 2011 management proposal for simple majority voting won an outstanding 96% of the yes and no votes. To the embarrassment of our management this management proposal failed. This overwhelming showing of support equaled 78% in favor when all the shares that did not vote were factored in. An 80% vote was required for passage. The shares that do not even vote should not be able to dictate how our company is managed." As discussed above, the thrust of the Proposal relates to senior executive equity retention. This type of statement is misleading as it is so unrelated to the focus of the Proposal that it is likely to confuse shareholders as to what they are being asked to approve, and the Proposal should therefore be excludable under Rule 14a-8(i)(3).

C. Revision Is Permitted Only In Limited Circumstances.

While the staff sometimes permits shareholders to make minor revisions to proposals for the purpose of eliminating false and misleading statements, revision is appropriate only for "proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." SLB No. 14B. As the staff noted in SLB No. 14B, "[o]ur intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it into compliance with the proxy rules." *See also Staff Legal Bulletin No. 14* (Jul. 13, 2001). As evidenced by the number of vague and indefinite terms and phrases appearing in the Proposal and its supporting statement, as well as the inclusion in the supporting statement of irrelevant information, the Proposal would require such extensive editing to bring it into compliance with the Commission's proxy rules that the entire Proposal warrants exclusion under Rule 14a-8(i)(3).

CONCLUSION

For the reasons state above, it is our view that the Company may exclude the Proposal from its 2013 proxy materials pursuant to Rules 14a-8(b), 14a-8(f)(1) and 14a-8(i)(3). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

If you have any questions or need additional information, please feel free to contact me at (202) 637-5737. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at Alan.Dye@hoganlovells.com and by fax at (202) 637-5910.

Sincerely,

Alan L. Dye

Alan L. Dye

Enclosures

cc: John Chevedden
James McRitchie
Mark L. Dosier (Walgreen Co.)

Exhibit A

Copy of the Proposal and Related Correspondence

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James A. Skinner
Chairman of the Board
Walgreen Co. (WAG)
200 Wilmot Rd
Deerfield IL 60015
PH: 847 914-2500
FX: 847-914-2804

Dear Mr. Skinner,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (*** FISMA & OMB Memorandum M-07-16 ***) at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

J. McRitchie

July 19, 2012

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Thomas J. Sabatino, Jr. <Thomas.Sabatino@walgreens.com>
Corporate Secretary
FX: 847-914-3652
Joseph H. Greenberg <Joseph.Greenberg@walgreens.com>

[WAG: Rule 14a-8 Proposal, July 19, 2012]
5* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that a percentage of at least 33% of net after-tax stock be required. This policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI Ratings, an independent research firm said the rating for Walgreen was downgraded due to increased concerns regarding executive pay. Annual incentive pay for our Named Executive Officers can be increased by 20% based on the discretionary criteria of individual performance. CEO Gregory Wasson's 2011 total summary compensation was increased 51% and exceeded $12 million. Plus our CEO was potentially entitled to $26 million if there is a change in control.

William Foote was negatively flagged by GMI Ratings due to his affiliation with the bankrupt USG Corporation. This was compounded by Mr. Foote chairing our key Nomination Committee and holding a seat on our Executive Pay Committee.

Alejandro Silva, James Skinner, Mark Frissora, Nancy Schlichting and William Foote each received significant higher negative votes than our other directors. However this negative assessment did not prevent them from occupying 9 of the14 seats on our most important board committees. Half of the directors on our executive pay committee were CEOs at other companies and this factor tends to inflate executive pay.

A 2011 management proposal for simple majority voting won an outstanding 96% of the yes and no votes. To the embarrassment of our management this management proposal failed. This overwhelming showing of support equaled 78% in favor when all the shares that did not vote were factored in. An 80% vote was required for passage. The shares that do not even vote should not be able to dictate how our company is managed.

Please encourage our board to respond positively to this proposal for improved governance:
Executives To Retain Significant Stock – Yes on 5.*

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email [*** FISMA & OMB Memorandum M-07-16 ***

Walgreens

There's a way™

Thomas J. Sabatino, Jr.
Executive Vice President
General Counsel & Corporate Secretary

July 27, 2012

Via Federal Express Overnight Delivery and Email: *** FISMA & OMB Memorandum M-07-16 ***

Mr. James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Attn: Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Notice of Defect under Rule 14a-8
Shareholder Proposal for Walgreen Co. 2013 Annual Meeting

Dear Mr. McRitchie:

This letter acknowledges receipt on July 20, 2012 of your letter dated July 19, 2012, which seeks to submit a shareholder proposal for the 2013 annual meeting of shareholders of Walgreen Co. Based on our review of the information you provided, our records, and regulatory materials, we have been unable to conclude that your proposal meets the minimum ownership requirements of Rule 14a-8 for inclusion in Walgreens' proxy materials, and unless you can demonstrate that you meet the requirements within 14 days of receiving this notice, we will be entitled to exclude your proposal from the company's proxy materials for the upcoming Walgreen Co. annual meeting. We anticipate that the annual meeting will be held on January 9, 2013, and that we will mail our proxy materials on or around November 19, 2012.

To be eligible to have your shareholder proposal included in the company's proxy statement, your proposal must comply with the requirements of Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934, including the requirement that you demonstrate that you satisfy the stock ownership requirements of Rule 14a-8(b). Rule 14a-8(b) states that, in order to be eligible to submit a proposal for the upcoming Walgreens Annual Meeting, you must have continuously held at least $2,000 in market value, or 1%, of Walgreen Co. common stock (the class of the company's securities entitled to be voted on the proposal at the meeting) for at least one year by the date you submit the proposal. Rule 14a-8(b) also states that you must continue to hold those securities through the date of the meeting and must so indicate to us.

Walgreen Co. Corporate Offices • 108 Wilmot Road, MS 1858 • Deerfield, IL 60015
847-315-3004 • Fax 847-315-3652 • thomas.sabatino@walgreens.com
www.walgreens.com

The company's transfer agent has reviewed the list of record owners of the company's common stock, and you are not listed as a registered owner of Walgreens common stock. Please note that Rule 14a-8(b)(2)(i) provides that a shareholder who is not a registered owner of company stock must provide proof of ownership by submitting a written statement "from the 'record holder' of the securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year. On October 18, 2011, the Division of Corporation Finance of the Securities and Exchange Commission issued Staff Legal Bulletin No. 14F (SLB 14F), which provides that for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as record holders of securities. Further, it states that if a shareholder's broker or bank is not on DTC's participant list, then that shareholder must provide two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year - one from the shareholders' broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Therefore, in order to submit your proposal for possible inclusion in the company's proxy statement, you must provide us with confirmation in accordance with Rule 14a-8(b)(2) and SLB 14F that you have continuously held for at least one year by the date you submitted your proposal at least $2,000 in market value of the company's securities entitled to be voted on the proposal at the meeting. Pursuant to Rule 14a-8(f), you must provide us with these confirmation materials within 14 days after you receive this letter. If we do not receive the materials within that time, we intend to exclude your proposal. We have attached to this notice copies of Rule 14a-8 and SLB 14F for your convenience.

Please note that if you provide timely and adequate proof of ownership, Walgreens reserves the right to raise any substantive objections to your proposal at a later date. If we do so, we will notify and inform you of our reasons in accordance with SEC rules and regulations.

Very truly yours,

Thomas J. Sabatino, Jr.

Executive Vice President, General Counsel and Corporate Secretary

Enclosures

security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to §240.14a–7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to §240.14a–7 When providing the information required by §240.14a–7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with §240.14a–3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a-8 Shareholder proposals.

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This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7*: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8*: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a-9 False or misleading statements.

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U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule

14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents.

We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC

participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Home | Previous Page Modified: 10/18/2011

From: Dye, Alan L. <alan.dye@hoganlovells.com>
Sent: Thursday, August 30, 2012 3:33 PM
To: shareholderproposals
Subject: Rule 14a-8 Letters--Walgreen Co.
Attachments: ExtractPage1.pdf

The attached page was inadvertently omitted from the exhibit filed with the letters relating to the proposal submitted by John Chevedden and the proposal submitted by James McRitchie.

Greenberg, Joseph

From: Dosier, Mark
Sent: Friday, July 27, 2012 6:01 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Sabatino, Thomas
Subject: Walgreen Co. Rule 14a-8 proposals - John Chevedden/James McRitchie
Attachments: Enclosures (Rule 14a-8 and SLB 14F).pdf; Letter to John Chevedden (7-27-2012).pdf; Letter to James McRitchie (7-27-2012).pdf

Please see the attached correspondence from Thomas J. Sabatino, Jr. regarding the above-referenced shareholder proposals submitted to Walgreen Co.

****

Mark L. Dosier
Senior Securities Attorney
Walgreen Co.
104 Wilmot Road, MS#1425
Deerfield, Illinois 60015
Voice: 847-315-8031
Fax: 847-315-4464
Cell: 224-343-9810
mark.dosier@walgreens.com

Walgreens
Corporate & Transactional Law